Exhibit 99.1

New Science & Innovation Business Unit to Advance Aurora's Leadership in Biosynthesis and Plant Genetics

 The Company's patented technology expected to be key to commercial success in cannabinoid biosynthesis

NASDAQ | TSX: ACB

EDMONTON, AB, May 27, 2021 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the launch of a dedicated Science & Innovation business group, with the aim of commercializing patented and patent pending technology that the Company believes will be key in the development of cannabinoid biosynthesis and plant genetics.

Aurora's connection to the biosynthetic production of cannabinoids originated with early work carried out by the Company's former Chief Science Officer on the discovery of key genes within the cannabinoid biosynthesis pathway. Through licensing agreements, Aurora and sub-licensee 22nd Century Group together share the global IP rights to commercialize key aspects of cannabinoid biosynthesis in plants and microorganisms. The two companies are working closely to enforce their IP against infringing parties, as well as to actively explore commercial development opportunities.

"As global cannabis regulations evolve, we believe cannabinoid molecules, including minor cannabinoids, will be incredibly important. Today, Aurora's Reliva business in the U.S. sells products that use CBD isolate, and we are deeply interested in the evolution of other cannabinoids and the ability to commercialize them," says Miguel Martin, CEO of Aurora Cannabis.  "This technology promises to be very valuable, as it potentially unlocks a more efficient means to produce cannabinoids at scale, particularly minor cannabinoids which typically occur in the plant at very low levels, less than 1%. We've created a separate Science & Innovation business to capitalize on the tremendous potential we see in this emerging space."

Currently, the Company is exploring ways to optimize the cannabinoid biosynthesis pathway within the plant itself using its IP.  Aurora and 22nd Century Group intend to leverage Aurora's best-in-class research facility, Aurora Coast in British Columbia, where advanced breeding and genetics technologies, coupled with sensory and consumer research, are used to create new and differentiated cultivars for consumers and patients. The research facility screens thousands of unique cultivars every year to deliver a handful of elite candidates. New cultivars from its breeding program are currently with leading licenced producers, both large scale and craft, for trials and production.

"At Aurora, innovation is integral to every aspect of our company," said Charles Pick, Senior Vice President of Science & Innovation at Aurora Cannabis. "With the formalization of a Science & Innovation business unit, we anticipate being in a position to quickly bring a wide array of products to the market, to meet the diverse consumer and patient needs we are seeing globally."

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 27-MAY-21